UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             GENIUS PRODUCTS, INC.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, $0.0001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   37229R206
                              --------------------
                                 (CUSIP Number)


                               December 31, 2005
                            -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [X]  Rule 13d-1(b)

                             [ ]  Rule 13d-1(c)

                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G


CUSIP No.: 37229R206                                          Page 2 of 11 Pages

.................................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


      MAGNETAR FINANCIAL LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  3,463,494
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           ..........................................................
                      7.       Sole Dispositive Power             3,463,494
                      ..........................................................
                      8.       Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,463,494
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.7% based on 60,438,154 shares outstanding as of December 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          IA; OO

                                 SCHEDULE 13G

CUSIP No.: 37229R206                                          Page 3 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.        Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.        Shared Voting Power                5,706,400
Person With           ..........................................................
                      7.        Sole Dispositive Power             0
                      ..........................................................
                      8.        Shared Dispositive Power           5,706,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,706,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.4% based on 60,438,154 shares outstanding as of December 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 37229R206                                          Page 4 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                5,706,400
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           5,706,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,706,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.4% based on 60,438,154 shares outstanding as of December 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                 SCHEDULE 13G

CUSIP No.: 37229R206                                          Page 5 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    ..........................................................
by Each Reporting     6.       Shared Voting Power                5,706,400
Person With           ..........................................................
                      7.       Sole Dispositive Power             0
                      ..........................................................
                      8.       Shared Dispositive Power           5,706,400
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,706,400
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.4% based on 60,438,154 shares outstanding as of December 31, 2005.
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 6 of 11 Pages

Item 1(a).        Name of Issuer:

                  Genius Products, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  740 Lomas Santa Fe, Suite 210, Solana Beach CA, 92075.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Magnetar Financial LLC ("Magnetar Financial");

                  ii)  Magnetar Capital Partners LLC ("Magnetar Capital
                       Partners);

                  iii) Supernova Management LLC ("Supernova Management); and

                  iv)  Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial, and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the controlling member of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if 0, Residence

                  The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60210.

Item 2(c).        Citizenship

                  i) Magnetar Financial is a Delaware limited liability company;

                  ii) Magnetar Capital Partners is a Delaware limited liability company;

                  iii) Supernova Management is a Delaware limited liability company; and

                  iv) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 7 of 11 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.0001 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  37229R206

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  (i) As of February 6, 2006, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owners of 5,706,400 Shares. This amount consists of: (A) 3,050,994 Shares held for the account of Magnetar Capital Master Fund; (B) 412,500 Shares issuable upon the conversion of certain warrants held for the account of Magnetar Capital Master Fund; and (C) 2,242,906 Shares held for the accounts of the Managed Accounts.

                 (ii) As of February 6, 2006, Magnetar Financial may be deemed to be the beneficial owner of 3,463,494 Shares. This amount consists of: (A) 3,050,994 Shares held for the account of Magnetar Capital Master Fund; and (B) 412,500 Shares issuable upon the conversion of certain warrants held for the account of Magnetar Capital Master Fund.

Item 4(b).         Percent of Class:

                  (i) The number of Shares of which Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.4% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed registration statement on Form S-1 filed on February 2, 2006, there were approximately 60,438,154 Shares outstanding as of December 31, 2005).

                  (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 5.7% of the total number of Shares outstanding.


Item 4(c).        Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                          3,463,494

(ii) Shared power to vote or direct the vote:                               0

(iii) Sole power to dispose or direct the disposition of:           3,463,494

(iv) Shared power to dispose or direct the disposition of:                  0

                                                              Page 8 of 11 Pages

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       5,706,400

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          5,706,400


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006             MAGNETAR FINANCIAL LLC

                                    By: Magnetar Capital Partners LLC
                                        As Sole Member

                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             MAGNETAR CAPITAL PARTNERS LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------

                                                             Page 10 of 11 Pages



                                EXHIBIT INDEX

Ex.                                                                  Page No.
---                                                                  --------

A.      Joint Filing Agreement, dated February 14, 2006 by and
        among Magnetar Financial LLC, Magnetar Capital Partners
        LLC, Supernova Management LLC, and Alec N. Litowitz.....         11

                                                             Page 11 of 11 Pages

                                  EXHIBIT A

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Genius Products, Inc. dated as of February 14, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2006             MAGNETAR FINANCIAL LLC

                                    By: Magnetar Capital Partners LLC
                                        As Sole Member

                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             MAGNETAR CAPITAL PARTNERS LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             SUPERNOVA MANAGEMENT LLC


                                    By: /s/ Alec N. Litowitz
                                       ------------------------------
                                    Name: Alec N. Litowitz
                                    Title: Manager

Date: February 14, 2006             ALEC N. LITOWITZ

                                    /s/ Alec N. Litowitz
                                    ---------------------------------